UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 000-56356

CUSIP Number 73057203

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

POINT OF CARE NANO-TECHNOLOGY, INC.

Full Name of Registrant

531 US HWY 22 East, Suite 232

Address of Principal Executive Office (Street and Number)

Whitehouse Station, NJ 08889

City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has experienced a delay in completing the necessary disclosures and finalizing its financial statements with its independent public accountant in connection with its Quarterly Report on Form 10-Q for the period ended October 31, 2024 (the “Quarterly Report”). As a result of this delay, the Registrant was unable to file its Quarterly Report by the prescribed filing date of December 16, 2024 without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicholas Devito	732	723-7395
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes          ☒ No

The Registrant has yet to file – but will shortly file – its 10-Q for QE Apr. 30, 2024, and its 10-K for FYE July 31, 2024.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

POINT OF CARE NANO-TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 16, 2024	By:	/s/ Nicholas DeVito
Nicholas DeVito Chief Executive Officer